SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AEVA TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00835Q 103

(CUSIP Number)

Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Arman Pahlavan Perkins Coie LLP 3150 Porter Drive Palo Alto, CA 94304-1212 (650) 838-4426

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Venture Partners IV, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 29,384,634*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,384,634*

11.	Aggregate amount beneficially owned by each reporting person 29,384,634*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.9%*
14.	Type of reporting person (see instructions) HC

*

Lux Ventures IV, L.P. (“LVIV”) directly owns 29,384,634 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Aeva Technologies, Inc. (the “Issuer”), representing approximately 13.9% of the 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021. Lux Venture Partners IV, LLC (“LVPIV”) is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock owned by LVIV. Peter Hebert and Josh Wolfe are the individual managing members of LVPIV and may be deemed to beneficially own the 29,384,634 shares of Common Stock owned directly by LVIV, or 13.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

This report shall not be deemed an admission that LVPIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Ventures IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 29,384,634*
	8.	Shared voting power 0
	9.	Sole dispositive power 29,384,634*
	10	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 29,384,634*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.9%*
14.	Type of reporting person (see instructions) PN

*

LVIV directly owns 29,384,634 shares of Common Stock, representing approximately 13.9% of the 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021. LVPIV is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock owned by LVIV. Peter Hebert and Josh Wolfe are the individual managing members of LVPIV and may be deemed to beneficially own the 29,384,634 shares of the Common Stock owned directly by LVIV.

This report shall not be deemed an admission that LVIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,959,371*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,959,371*

11.	Aggregate amount beneficially owned by each reporting person 1,959,371*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9%*
14.	Type of reporting person (see instructions) HC

*

Lux Co-Invest Opportunities, L.P. (“LCIOP”) directly owns 1,959,371 shares of Common Stock, representing approximately 0.9% of the 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIOP and exercises voting and dispositive power over the shares of Common Stock owned by LCIOP. Peter Hebert and Josh Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 1,959,371 shares of Common Stock owned directly by LCIOP, or 0.9% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,959,371*
	8.	Shared voting power 0
	9.	Sole dispositive power 1,959,371*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,959,371*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9%*
14.	Type of reporting person (see instructions) PN

*

LCIOP directly owns 1,959,371 shares of Common Stock, representing approximately 0.9% of the 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021. LCIP is the general partner of LCIOP and exercises voting and dispositive power over the shares of Common Stock owned by LCIOP. The Individual Managers may be deemed to beneficially own the 1,959,371 shares of the Common Stock owned directly by LCIOP.

This report shall not be deemed an admission that LCIOP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIOP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,344,005 *
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,344,005 *

11.	Aggregate amount beneficially owned by each reporting person 31,344,005 *
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.9%*
14.	Type of reporting person (see instructions) IN

*

Peter Hebert may be deemed to beneficially own, in the aggregate, 31,344,005 shares of Common Stock, representing approximately 14.9% of the 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021. The number of shares of Common Stock reported as beneficially owned by Mr. Hebert are held by LVIV and LCIOP (collectively, the “LV Funds”). Mr. Hebert may be deemed to beneficially own the 31,344,005 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names Of Reporting Persons Josh Wolfe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,344,005*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,344,005*

11.	Aggregate amount beneficially owned by each reporting person 31,344,005*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.9%*
14.	Type of reporting person (see instructions) IN

*

Josh Wolfe may be deemed to beneficially own, in the aggregate, 31,344,005 shares of Common Stock, representing approximately 14.9% of the 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021. The number of shares of Common Stock reported as beneficially owned by Mr. Wolfe are held by LVIV and LCIOP (collectively, the “LV Funds”). Mr. Wolfe may be deemed to beneficially own the 31,344,005 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Aeva Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Ellis Street, Mountain View, California 94043.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (i) Lux Ventures IV, L.P. (“LVIV”), (ii) Lux Venture Partners IV, LLC (“LVPIV”), (iii) Lux Co-Invest Opportunities, L.P. (“LCIOP”), (iv) Lux Co-Invest Partners, LLC (“LCIP”), (v) Peter Hebert and (vi) Josh Wolfe. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” LVPIV is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock held by LVIV. LCIP is the general partner of LCIOP and exercises voting and dispositive power over the shares of Common Stock held by LCIOP. This Schedule 13D relates to the shares of Common Stock directly owned by LVIV and LCIOP (the “LV Funds”). As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIV may be deemed to beneficially own approximately 13.9% of the shares of the Issuer’s Common Stock outstanding as of March 12, 2021, LCIP may be deemed to beneficially own approximately 0.9% of the shares of the Issuer’s Common Stock outstanding as of March 12, 2021, and Messrs. Hebert and Wolfe may be deemed to beneficially own approximately 14.9% of the shares of the Issuer’s Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021.

The principal business address of the Reporting Persons is c/o Lux Capital Management, LLC, 920 Broadway, 11th Floor, New York, NY 10010.

The principal business of the Reporting Persons is investments and/or investment management.

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LVIV is a limited partnership organized under the laws of the State of Delaware. LVPIV is a limited liability company organized under the laws of the State of Delaware. LCIOP is a limited partnership organized under the laws of the State of Delaware. LCIP is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Hebert and Wolfe are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the capital contributions by the partners of the LV Funds and the available funds of such entities. A total of approximately $15,302,896 was paid to acquire the shares of common stock and preferred stock of Legacy Aeva (as defined below), which were subsequently converted into the shares of Common Stock of the Issuer reported herein upon closing of the Merger (as defined below). A total of $5,000,000 was paid to acquire the shares of Common Stock of the Issuer reported herein upon closing of the PIPE (as defined below).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business by the LV Funds. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 211,042,833 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2021.

On March 12, 2021, the Issuer completed its reverse merger with Interprivate Acquisition Corp. (“Interprivate”) in accordance with the terms of the Business Combination dated as of November 2, 2021, by and among Interprivate, WLLY Merger Sub Corp. (“Merger Sub”) and Aeva, Inc., now known as Aeva Technologies, Inc. (“Legacy Aeva”), pursuant to which, among other matters, Merger Sub was merged with and into Legacy Aeva, with Legacy Aeva surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

Prior to the Merger, as a result of a series of private transactions with the Issuer, the LV Funds held an aggregate of 38,427 shares of common stock and an aggregate of 3,359,766 shares of preferred stock of Legacy Aeva. In connection with the Merger, each share of Legacy Aeva common stock and preferred stock held by the Lux Funds was converted into an aggregate of 30,844,005 shares of Common Stock of the Issuer.

Concurrently with the closing of the Merger, LCIOP purchased 500,000 shares of Common Stock of the Issuer in a private placement (the “PIPE”).

As a result of the Merger and the PIPE, the LV Funds, collectively, and Messrs. Hebert and Wolfe, as the managing members of the LV Funds, may be deemed to beneficially own 31,344,005 shares of Common Stock, representing approximately 14.9% of the Issuer’s issued and outstanding shares of Common Stock deemed outstanding as of March 12, 2021. Based on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2021 there were 211,042,833 shares of Common Stock issued and outstanding as of March 12, 2021.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 12, 2021, each of the LV Funds entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, each has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, or engage in swap or similar transactions with respect to, any shares of Common Stock received in the Merger during the period commencing on March 12, 2021 and continuing until the date that is 180 days from March 12, 2021. In addition, pursuant to the Registration Rights and Lock-Up Agreement, the LV Funds have certain registration rights with respect to the shares of Common Stock received in the Merger. The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the Registration Rights and Lock-Up Agreement, a copy of which is filed as Exhibit 99.4 hereto, and incorporated herein by reference.

Pursuant to a Stockholders Agreement, dated March 12, 2021, between the Issuer and certain stockholders party thereto, the LV Funds have the right to designate a director to the Issuer’s board of directors. Shahin Farshchi, who currently serves as a venture partner at LVIV, currently serves as such designee. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is filed as Exhibit 99.5 hereto, and incorporated herein by reference.

Pursuant to the subscription agreement for the PIPE, the LV Funds have certain registration rights with respect to the shares of Common Stock acquired in the PIPE.

Other than the transactions described in this Item 6 and elsewhere throughout this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement.

99.2	Power of Attorney, granted by Peter Hebert in favor of Segolene Scarborough, dated March 18, 2021

99.3	Power of Attorney, granted by Josh Wolfe in favor of Segolene Scarborough, dated March 18, 2021

99.4	Registration Rights and Lock-up Agreement, dated as of March 12, 2021, by and among the Issuer, certain equityholders of the Issuer named therein and certain equityholders of Legacy Aeva named therein (Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 18, 2021).

99.5	Stockholders Agreement, dated as of March 12, 2021, by and among the Issuer and certain stockholders of the Issuer named therein (Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 18, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2021

LUX VENTURE PARTNERS IV, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for
Peter Hebert, Managing Member

LUX VENTURES IV, L.P.

By:	LUX VENTURE PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Josh Wolfe